Via Facsimile and U.S. Mail
Mail Stop 6010

April 18, 2006

Mr. Michael N. Murdock
Senior Vice President and Chief Financial Officer
Radiologix, Inc.
3600 JP Morgan Chase Tower
2200 Ross Avenue
Dallas, TX 75201-2776

Re: Radiologix, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 15, 2005
File No. 001-15861

Dear Mr. Murdock:

We have completed our review of your Form 10-K and have no further comment at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant